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                                                                     Exhibit 5.1

June 8, 2000
Ask Jeeves, Inc.
5858 Horton Street, Suite 350
Emeryville, CA 94608
Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Ask Jeeves, Inc., (the "Company") of a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"), covering the resale of up to four million two hundred seven thousand eight hundred ninety-three (4,207,893) shares of Common Stock (the "Common Stock").

In connection with this opinion, we have examined and relied upon: (1) the Agreement and Plan of Merger and Reorganization among Ask Jeeves, Inc., Evergreen Project Acquisition Corp., Evergreen Project, Inc., Elizabeth A. Schwartz, and William J. Schwartz, (2) the Agreement and Plan of Merger and Reorganization among Ask Jeeves, Inc., Answer Acquisition Corp., and Direct Hit Technologies Inc., (3) the Asset Purchase Agreement between Ask Jeeves, Inc. and Excellerate, LLC, (4) Warrant Agreement between Ask Jeeves and Jacob Sorenson,
(5) the Registration Statement and related Prospectus, (6) the Company's Amended and Restated Certificate of Incorporation and Bylaws, as currently in effect, and (7) the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Common Stock is validly issued, fully paid and non-assessable.

We consent to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
Cooley Godward LLP
/s/ SUZANNE SAWOCHKA HOOPER
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Suzanne Sawochka Hooper